                                                                November 4, 2005

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jim Rosenberg
      Senior Assistant Chief Accountant

RE:   OPTICARE HEALTH SYSTEMS, INC.
      FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
      FILE NO. 001-15223

Dear Mr. Rosenberg:

         This letter sets forth the supplemental response of OptiCare Health
Systems, Inc. (the "Company") to follow up comments received verbally from Ms.
Keira Ino, Staff Accountant, on Friday, October 21, 2005. The follow up comments relate to comment number 3 contained in the staff's original letter of comments dated August 19, 2005 in connection with the Company's Annual Report on Form
10-K for the fiscal year ended December 31, 2004 (the "Form 10-K").

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7

SERVICES REVENUE, PAGE F-9

         3. PLEASE CLARIFY THE COMPANY'S ASSERTION IN RESPONSE TO COMMENT 3 THAT
YOU HAD AN INDIRECT CONTROLLING FINANCIAL INTEREST IN THE PHYSICIAN'S PRACTICE
AND CONSEQUENTLY THE PRACTICE IS SCOPED OUT OF FIN 46R . IN LIGHT OF PARAGRAPH
F2D OF FIN 46(R), PLEASE ALSO TELL US WHY THE PRACTICE IS NOT A VARIABLE
INTEREST ENTITY AS DEFINED BY PARAGRAPH 5 OF FIN 46(R).

         The Company in its initial response letter to the Securities and
Exchange Commission dated September 29, 2005, pointed out that under the terms and conditions of the Professional Services and Support Agreement (the "PSSA")
and the Stockholders Agreement that it has an indirect controlling financial interest in Opticare P.C. (the "Physician Practice") through its wholly-owned subsidiary OptiCare

Securities and Exchange Commission

November 4, 2005

Eye Health Centers, Inc. (a physician practice management entity, which is hereinafter referred to as the "PPM"). As a result, the Company maintains that the Physician Practice would be scoped out of the provision set forth in FIN
46(R). In substance, the Company directly controls the Physician Practice through the PPM. We referred to the controlling financial interest as being indirect due to the fact that the Physician Practice stock is issued in the name of the Company's nominee shareholder and not in the name of the Company. Under the professional corporation laws of the State of Connecticut, a corporation which is organized for the purpose of rendering professional services by physicians specializing in ophthalmology and optometrists must have as its shareholders only individuals who themselves are licensed or otherwise legally authorized to provide such professional services. Thus, the Company must utilize a nominee shareholder (who is licensed to practice ophthalmology in the State of
Connecticut) to comply with such legal requirements.

         FIN 46(R) addresses consolidation by business enterprises of variable interest entities, which have certain characteristics. The Company maintains that it is scoped out of FIN 46(R) and this is predicated upon the Company's belief that the Physician Practice is a business as defined in FIN 46(R) -
Appendix C. In the Summary section of FIN 46(R), there are nine exceptions to the scope of this Interpretation. Exception No. 8 specifies that an entity deemed to be a business (as defined in this Interpretation) need not be evaluated to determine if it is a variable interest entity unless one of the following conditions exist:

    1.   THE REPORTING ENTERPRISE, ITS RELATED PARTIES, OR BOTH PARTICIPATED
         SIGNIFICANTLY IN THE DESIGN OR REDESIGN OF THE ENTITY. HOWEVER, THIS
         CONDITION DOES NOT APPLY IF THE ENTITY IS AN OPERATING JOINT VENTURE
         UNDER JOINT CONTROL OF THE REPORTING ENTERPRISE AND ONE OR MORE
         INDEPENDENT PARTIES OR A FRANCHISEE.

         The Company through its PPM acquired the Physician Practice in 1995.
         The Company did not partake in the original design of the Physician
         Practice nor has it substantially redesigned the Physician Practice after the acquisition. The original design of the Physician Practice was created by the original founders of the practice, most of whom continue to be the practicing medical doctors today. The purpose of the
         Physician Practice was and continues to be to provide comprehensive eye care services to consumers and patients. The Company acquired a free standing and self-sustaining medical practice that operates today much the same way that it did at the time of the acquisition, ten years ago.

Securities and Exchange Commission

November 4, 2005

    2.   THE ENTITY IS DESIGNED SO THAT ALL OF ITS ACTIVITIES EITHER INVOLVE OR
         ARE CONDUCTED ON BEHALF OF THE REPORTING ENTERPRISE AND ITS RELATED
         PARTIES.

         The Physician Practice was originally designed to provide the medical doctors the ability to practice medicine and to provide comprehensive eye care services to consumers and patients.

    3.   THE REPORTING ENTERPRISE AND ITS RELATED PARTIES PROVIDE MORE THAN HALF
         OF THE TOTAL OF THE EQUITY, SUBORDINATED DEBT, AND OTHER FORMS OF
         SUBORDINATED FINANCIAL SUPPORT TO THE ENTITY BASED ON AN ANALYSIS OF
         THE FAIR VALUES OF THE INTERESTS IN THE ENTITY.

         The Company acquired through the PPM a free standing and
         self-sustaining medical practice that operates today much the same way that it did at the time of the acquisition ten years ago. The Company and its related parties did not contribute more than half of the total equity of the Physician Practice nor have they provided any form of subordinated financial support to the Physician Practice subsequent to the acquisition. At the time of the acquisition, the Physician Practice was and continues to be a financially viable and self-sustaining operation that provides medical services to consumers and patients.

    4.   THE ACTIVITIES OF THE ENTITY ARE PRIMARILY RELATED TO SECURITIZATIONS
         OR OTHER FORMS OF ASSET-BACKED FINANCINGS OR SINGLE-LESSEE LEASING
         ARRANGEMENTS.

         The Physician Practice provides comprehensive eye care services to consumers and patients, including medical and surgical treatment of eye diseases and disorders by ophthalmologists, and vision measuring and non-surgical correction services by optometrists. The Physician
         Practice does not engage in any activities that are related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. In fact, Connecticut law prohibits the Physician Practice from engaging in any other business other than rendering professional services by physicians specializing in ophthalmology and optometrists.

         In paragraph C3 of FIN 46R, a "business" is defined as a
"self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors." The Company through the PPM acquired the Physician Practice in 1995 and has continued to consolidate the
Physician Practice under the auspices of ARB 51 and EITF 97-2. At the time of the acquisition, the Physician Practice was and continues to be a financially viable and self-sustaining operation that provides medical services to consumers and patients and has continued to operate in much the same way that it always has. Paragraph C3 of FIN 46(R) further states that a business consists of (a)
inputs, (b) processes applied to the inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct

Securities and Exchange Commission

November 4, 2005

normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers, which in the Company's case refers to the medical services provided to its patients.

         Paragraph C4 of FIN 46(R) further states that the elements necessary to conduct normal operations will vary by industry and by the operating strategies of the set. An evaluation of the necessary elements should consider certain inputs which the Company has defined as our medical personnel, their respective medical know-how and the infrastructure in which they perform their respective medical services. The Company also submits that when these inputs are combined and integrated with the operational and strategical processes used by the
Physician Practice that the basic foundation for a normal, financially stable and self-sustaining operation is achieved and this concept is further solidified when the consumer and patient base or the output as it is referred to in FIN
46(R) is considered and evaluated. The Physician Practice continues to attract many of the same patients that it had prior to the Company's acquisition as well as generating new patients.

         Paragraph C8 of FIN 46(R) states that the determination of whether a set of assets and activities is or is not a business is a three step process.
First the evaluator of such must identify the elements in the set. Second the evaluator needs to compare the elements in the set with the complete set of elements necessary to conduct normal business in order to identify any missing elements. Third, if the evaluator concludes that there are missing elements, he then must determine if the missing elements are considered significant and would they preclude the operation from be considered a business. The Company does not believe that any of the elements suggested and included in the guidance are in fact missing from our Physician Practice.

         In conclusion, since the Company meets the specified criteria of FIN
46(R), Appendix C: Definition of a Business as well as the additional criteria in paragraph 4h., the Physician Practice, is treated as a business and, as such, the evaluation of whether the Physician Practice is a variable interest entity is not required. Further, even if the Physician Practice were to be considered a variable interest entity under FIN 46(R) paragraph five, the
Company would nevertheless continue to fully consolidate the results of the
Physician Practice since the Company is the primary beneficiary of the Physician
Practice that will absorb all of the expected losses or receive all of the expected residual returns generated by the Physician Practice or both. The
Company is the primary beneficiary of the Physician Practice since all of the variable interests are held by the Company and the nominee shareholder, who basically functions as the Company's defacto agent and is a related party to the
Company. Among the group of related parties, the Company is most closely associated with the Physician Pratice and would be considered the primary beneficiary under paragraph 17.

         Accordingly, we respectfully submit that the Physician Practice is not a variable interest entity and therefore, as provided in paragraph F2d. of FIN
46(R), the consensus in EITF 97-2 continues to apply.

                                    * * * * *

Securities and Exchange Commission

November 4, 2005

         As requested, this response letter has been filed on EDGAR under form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter. In addition, the Company acknowledges that:

    o    the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

    o    staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

    o    the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

         Please contact Vincent S. Miceli, Corporate Controller and Chief
Accounting Officer, at (203) 596-2236 if you should have any questions regarding the foregoing.

                                            Very truly yours,

                                            /s/ Christopher J. Walls

                                            Christopher J. Walls
                                            Chief Executive Officer, President
                                               and General Counsel